AHIMSA CAPITAL CORP.

February 14, 2011

United States Securities
    and Exchange Commission
Washington, D.C.  20549

Re:         Ahimsa Capital Corp.
              Registration Statement on Form 10
              Commission File No. 000-54250

Dear Sir or Madam:

Please withdraw the Registration Statement on Form 10 of Ahimsa Capital Corp., which was filed by the registrant on January 19, 2011.  The registrant was a voluntary filer with the SEC.

Sincerely yours,

AHIMSA CAPITAL CORP.

/s/ Ellen J. Talles
Ellen J. Talles, President